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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE

Cryopak Reports 2003 Second Quarter Results

Record  Revenues and Earnings

VANCOUVER, B.C.  -- November 26, 2002  -- Cryopak Industries Inc. (OTCBB: CYPKF) (TSX Venture: CII), Canada’s largest manufacturer of temperature control packaging products, today announced results for its fiscal 2003 second quarter ended September 30, 2002.

Financial Highlights

•

Record quarter sales

•

Record year-to-date sales and earnings

•

Second quarter revenues increased by 45% to $3.29 million, year over year

•

Second quarter earnings climbed by 164% to $331,835, year over year

•

Second quarter earnings per share improved to $0.012 per share from $0.007 per share, year over year

•

Second quarter gross profits rose by 57% to $1.70 million, year over year

•

Six month earnings per share rose to $0.025 per share from $0.013 per share, year over year

•

Six month EBITDA increased by 68% to $1.249 million, year over year

“We’re extremely pleased with the continued growth in revenues and earnings,” said John Morgan, President and CEO of Cryopak. “Our second quarter results confirm our assessment of the market for temperature-control packaging. Sales to our retail clients continue to meet our expectations and we’re making progress in growing our pharmaceutical business. Marketing and Administration spending is up, over the same period last year, as we continue to lay the foundation for our future business and take more control over our direct selling efforts.”

Corporate Developments

•

Kmart expands listings of Cryopak products

•

Business with Linens ‘n Things grows with the additional listing of the Mini-Pak

•

Ace Hardware added to retail client list

•

Cold-Chain Management Expert, Linda Walker, joins Advisory Board

•

Board of Directors expanded and strengthened with addition of Robert C. Fisher, Robert Fetherstonhaugh, Donald Lyons

On October 28, 2002, Cryopak announced its acquisition of the Ice-Pak Group, manufacturers of Canada’s leading brand of ice gel. With this acquisition, Cryopak is now Canada’s largest manufacturer of temperature control packaging products.

“The addition of Ice-Pak to our growing existing business solidifies our dominance in the temperature control packaging sector. Revenues in this fiscal year will now exceed our earlier guidance of $14 million and we remain on track to continue delivering growth in sales and earnings. We now estimate that the company will achieve $16.5 million in sales for the fiscal year.”

Consolidated Statement of Operations:

The following tables provide highlights taken from the statement of operations for the second quarter of fiscal 2003. All figures are in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The complete version of the quarterly report, including the president’s report and management discussion, will be available on the Internet later this month via SEDAR at http://www.sedar.com. You will also be able to download the documents from Cryopak’s website at http://www.cryopak.com/s/Investors.asp.

-------------------------------------------------------------------------------------------------------

Three months ended

Six months end

Sep 30/02

Sep 30/01

Sep 30/02

Sep 30/01

-------------------------------------------------------------------------------------------------------

Sales

$3,288,595

$2,272,303

$6,446,075

$4,351,030

-------------------------------------------------------------------------------------------------------

Gross profit

1,701,603

1,085,106

3,365,497

2,124,623

-------------------------------------------------------------------------------------------------------

Income/(Loss) before

amortization interest

  and other items

611,652

414,891

1,248,989

739,282

-------------------------------------------------------------------------------------------------------

Income/(Loss) from

  Operations

488,815

270,876

1,037,440

504,947

-------------------------------------------------------------------------------------------------------

Net Income/(Loss)

  for the period

331,835

125,555

695,861

203,482

--------------------------------------------------------------------------------------------------------

Income/(Loss) per share

$0.012

$0.007

$0.025

$0.013

---------------------------------------------------------------------------------------------------------

Weighted average

common shares

28,909,618

20,962,444

27,828,537

20,962,444

Outstanding

---------------------------------------------------------------------------------------------------------

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and all other perishable items. The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit www.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the Canadian Venture Exchange (OTCBB: CYPKF and TSX Venture: CII).

ON BEHALF OF THE BOARD OF DIRECTORS
John  Morgan, President, CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CONTACT:

Gary Gross

Director of Marketing

Cryopak Industries Inc.

Toll-free: 800.667.2532

Tel.: 604.515.7977

Email: gary@cryopak.com

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

November 25, 2002

Item 3.

Press Release

November 26, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company announced results for its fiscal 2003 second quarter ended September 30, 2002 and recent corporate developments.

Item 5.

Full Description of Material Change

The following are some financial highlights for the quarter and year-to-date:

•

Record quarter sales

•

Record year-to-date sales and earnings

•

Second quarter revenues increased by 45% to $3.29 million, year over year

•

Second quarter earnings climbed by 164% to $331,835, year over year

•

Second quarter earnings per share improved to $0.012 per share from $0.007 per share, year over year

•

Second quarter gross profits rose by 57% to $1.70 million, year over year

•

Six month earnings per share rose to $0.025 per share from $0.013 per share, year over year

•

Six month EBITDA increased by 68% to $1.249 million, year over year

Developments for the quarter were:

•

Kmart expands listings of Cryopak products

•

Business with Linens ‘n Things grows with the additional listing of the Mini-Pak

•

Ace Hardware added to retail client list

•

Cold-Chain Management Expert, Linda Walker, joins Advisory Board

•

Board of Directors expanded and strengthened with addition of Robert C. Fisher, Robert Fetherstonhaugh, Donald Lyons

On October 28, 2002, Cryopak announced its acquisition of the Ice-Pak Group, manufacturers of Canada’s leading brand of ice gel.  With this acquisition, Cryopak is now Canada’s largest manufacturer of temperature control packaging products.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 26th day of November, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  November 29, 2002

* Print the name and title of the signing officer under his signature.